

Andrew Buchman · 3rd

Director of Infrastructure & Security at Pyramid Consulting COO at LFGNexus.com

Cartersville, Georgia, United States · Contact info

500+ connections

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Pyramid Consulting, Inc

The Academy of South Florida

Experience

Pyramid Consulting, Inc

1 yr 5 mos

Director of Infrastructure & Security
Full-time
Feb 2021 – Present · 4 mos
Alpharetta, Georgia, United States

Director of Infrastructure Technology
Full-time
Jan 2020 – Feb 2021 · 1 yr 2 mos
Alpharetta, Georgia

Chief Operating Officer

LFG Nexus · Full-time
Jun 2020 – Present · 1 yr
Atlanta, Georgia, United States

IT Manager

doodad
Sep 2016 – Sep 2019 · 3 yrs 1 mo
austell ga

Manage information technology and computer systems
Plan, organise, control and evaluate IT and electronic data operations
Design, develop, implement and coordinate systems, policies and procedures
Ensure security of data, network access and backup systems ...see more

Director of Information Technology

MFG.com
Feb 2014 – Jan 2019 · 5 yrs
Greater Atlanta Area

Analyzes complex business needs presented by the user community and/or clients and recommend technical solutions
Manages Global IT operations. Atlanta/Paris/Geneva/Shanghai
Ensures the consistency and maintainability of existing applications by creating, m ...see more

Sr NOC Engineer

Avision Technologies
Jan 2011 – Jan 2014 · 3 yrs 1 mo

Greater Atlanta Area

monitoring and maintaining the network, servers and any telecommunications equipment in the Clients datacenters.
Troubleshoot the network, makes repairs and gets the systems back up as quickly as possible.

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Education

The Academy of South Florida
Technology Certification, Mcitp, CCNA
2008 – 2009

North Metro Technicial Collage
Associate's degree, Computer and Information Sciences and Support Services
2000 – 2004

The Cottage School

High School Diploma

Licenses & certifications

Situational Leadership
The Center for Leadership Studies
Issued Sep 2015 · No Expiration Date

LTCP
ConnectWise
Issued Mar 2013 · No Expiration Date

MCITP
Microsoft
Issued Jun 2011 · Expired Jun 2014

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Volunteer experience

Volunteer
Save The Horses
Jun 2019 – Present • 2 yrs
Animal Welfare

Clean/muck out empty horse
stalls and holding pens
Scrub water troughs
Stock hay and shavings